Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

MAY 31, 2026 AND 2025

(Expressed in thousands of Canadian Dollars unless otherwise stated)

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at May 31, 2026 and November 30, 2025 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at May 31,	As at November 30,
	Notes	2026	2025 (revised-note 3)
		($)	($)
Assets
Current assets
Cash and cash equivalents	4	21,442	24,937
Restricted cash		-	60
Restricted deposits	5	1,309	-
Income taxes receivable		-	158
Prepaid expenses and deposits		1,113	555
Short-term investments	6	60,158	1,383
Other assets		193	491
		84,215	27,584
Non-current assets
Reclamation deposits		-	494
Exploration and evaluation assets	7	57,997	57,998
Land, property and equipment	8	3,278	2,953
Investment in joint venture		657	629
Long-term investments	9	96,546	148,303
		242,693	237,961

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,876	2,171
Due to joint venture		29	29
Due to related parties	14	26	268
Lease liabilities		104	100
Income taxes payable		89	89
Withholding taxes payable		-	253
Derivative liabilities	12	-	1,598
		2,124	4,508
Non-current liabilities
Lease liabilities		146	199
Rehabilitation provisions		1,301	1,327
Deferred tax liability		9,933	3,926
		13,504	9,960

Equity
Issued capital	10	225,210	214,387
Reserves	10	15,565	14,786
Share issuance obligation		-	498
Accumulated deficit		(22,535)	(8,718)
Accumulated other comprehensive income		8,377	4,627
Total equity attributable to shareholders of the Company		226,617	225,580
Non-controlling interests	11	2,572	2,421
		229,189	228,001
		242,693	237,961

Commitments (Note 16)

Subsequent Event (Note 17)

Approved and authorized for issue by the Board of Directors on July 14, 2026.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

For the three and six months ended May 31, 2026 and 2025

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months		For the six months ended
		ended May 31,		May 31,
	Notes	2026	2025 (revised-note 3)	2026	2025 (revised-note 3)
		($)	($)	($)	($)
Operating expenses
Consulting fees		131	115	239	183
Depreciation	8	94	87	183	175
Directors' fees, employee salaries and benefits	14	861	582	1,674	1,177
Exploration expenses	7	3,149	1,039	4,727	1,570
General and administrative		1,789	1,756	3,976	3,774
Professional fees		607	543	1,254	1,494
Share-based compensation	10, 11	1,239	721	3,102	1,818
Share of income in associate		-	(527)	-	(295)
Share of loss on investment in joint venture		6	1	6	6
		7,876	4,317	15,161	9,902
Operating loss		(7,876)	(4,317)	(15,161)	(9,902)

Other items
Interest income		171	53	394	139
Gain on share sales of investment in associate		-	41	-	41
Gain on revaluation of derivative liabilities	12	1,865	810	1,342	2,893
Other expenses		(17)	(42)	(34)	(57)
Net foreign exchange gain (loss)		152	10	(268)	54
Net loss for the period before taxes		(5,705)	(3,445)	(13,727)	(6,832)
Current income tax recovery (expense)		(2)	(35)	(2)	82
Deferred income tax recovery (expense)		(3,065)	1,674	(2,812)	2,136
Net loss for the period		(8,772)	(1,806)	(16,541)	(4,614)

Attributable to:
Shareholders of the Company		(8,459)	(1,733)	(15,503)	(4,559)
Non-controlling interests		(313)	(73)	(1,038)	(55)
Net loss for the period		(8,772)	(1,806)	(16,541)	(4,614)

Other comprehensive income (loss)
Items not subsequently reclassified to net income or loss:
Unrealized gain on short-term investments	6	33,678	3	33,980	11
Unrealized gain (loss) on long-term investments	9	(40,695)	12,382	(26,962)	15,826
Deferred tax expense on investments		(886)	(1,671)	(3,108)	(2,136)
Items that may be reclassified subsequently to net income or loss:			-
Foreign currency translation adjustments		766	(2,614)	(197)	(644)
Total comprehensive income (loss) for the period		(15,909)	6,294	(12,828)	8,443

Attributable to:
Shareholders of the Company		(15,623)	6,429	(11,753)	8,516
Non-controlling interests	11	(286)	(135)	(1,075)	(73)
Total comprehensive income (loss) for the period		(15,909)	6,294	(12,828)	8,443

Net loss per share, basic and diluted		(0.04)	(0.01)	(0.07)	(0.02)

Weighted average number of shares outstanding, basic and diluted		214,106,198	196,084,604	212,971,566	195,628,781

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the three and six months ended May 31, 2026 and 2025

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

							Accumulated	Attributable
							Other	to Shareholders	Non-
		Number of	Issued		Share Issuance		Comprehensive	of the	Controlling
	Notes	Shares	Capital	Reserves	Obligation	Deficit	Income (Loss)	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2024 (revised- note 3)		194,740,857	190,785	14,050	91	(8,382)	(86,930)	109,614	432	110,046
Restricted share rights vested	10	298,240	358	(497)	140	-	-	1	-	1
US GoldMining								-		-
Options exercised		-	-	-	-	(2)	-	(2)	2	-
Restricted share rights vested		-	-	-	-	(2)	-	(2)	2	-
At-the-Market offering:								-		-
Common shares issued for cash		-	-	-	-	707	-	707	196	903
Agents' fees and issuance costs		-	-	-	-	(21)	-	(21)	(5)	(26)
At-the-Market offering:								-		-
Common shares issued for cash	10	1,675,879	1,882	-	-	-	-	1,882	-	1,882
Agents' fees and issuance costs		-	(47)	-	-	-	-	(47)	-	(47)
Share-based compensation	10	-	-	1,262	-	449	-	1,711	107	1,818
Other comprehensive income		-	-	-	-	-	13,075	13,075	(18)	13,057
Net loss for the period		-	-	-	-	(4,559)	-	(4,559)	(55)	(4,614)
Balance at May 31, 2025 (revised- note 3)		196,714,976	192,978	14,815	231	(11,810)	(73,855)	122,359	661	123,020
Options exercised	10	656,751	956	(512)	-	-	-	444	-	444
Restricted share rights vested	10	146,204	197	(465)	267	-	-	(1)	-	(1)
US GoldMining
Options exercised		-	-	-	-	(1)	-	(1)	1	-
Restricted share rights vested		-	-	-	-	(1)	-	(1)	1	-
At-the-Market offering:
Common shares issued for cash		-	-	-	-	9,228	-	9,228	2,990	12,218
Agents' fees and issuance costs		-	-	-	-	(249)	-	(249)	(76)	(325)
At-the-Market offering:
Common shares issued for cash	10	11,357,614	19,437	-	-	-	-	19,437	-	19,437
Agents' fees and issuance costs		-	(486)	-	-	-	-	(486)	-	(486)
Common shares issued in flow-through share financing		373,135	399	-	-	-	-	399	-	399
Share-based compensation	10	-	-	948	-	156	-	1,104	44	1,148
Deferred tax benefits of share issuance costs		-	906	-	-	-	-	906	-	906
Transfer of OCI to accumulated- deficit upon disposal of investment		-	-	-	-	(53)	53	-	-	-
Other comprehensive income		-	-	-	-	-	78,429	78,429	14	78,443
Net loss for the period		-	-	-	-	(5,988)	-	(5,988)	(1,214)	(7,202)
Balance at November 30, 2025 (revised- note 3)		209,248,680	214,387	14,786	498	(8,718)	4,627	225,580	2,421	228,001
Options exercised	10	210,962	392	(121)	-	-	-	271	-	271
Restricted share rights vested	10	363,950	560	(570)	(498)	-	-	(508)	-	(508)
US GoldMining
Warrants exercised, net of financing fees		-	-	-	-	(221)	-	(221)	551	330
Restricted share rights vested		-	-	-	-	(6)	-	(6)	6	-
At-the-Market offering:
Common shares issued for cash	11	-	-	-	-	701	-	701	278	979
Agents' fees and issuance costs	11	-	-	-	-	(22)	-	(22)	(7)	(29)
At-the-Market offering:
Common shares issued for cash	10	4,770,576	10,125	-	-	-	-	10,125	-	10,125
Agents' fees and issuance costs	10	-	(254)	-	-	-	-	(254)	-	(254)
Share-based compensation	10, 11	-	-	1,470	-	1,234	-	2,704	398	3,102
Other comprehensive income (loss)		-	-	-	-	-	3,750	3,750	(37)	3,713
Net loss for the period		-	-	-	-	(15,503)	-	(15,503)	(1,038)	(16,541)
Balance at May 31, 2026		214,594,168	225,210	15,565	-	(22,535)	8,377	226,617	2,572	229,189

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three and six months ended May 31, 2026 and 2025

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the six months ended
	May 31,
	2026	2025 (revised-note 3)
	($)	($)
Operating activities
Net loss for the period	(16,541)	(4,614)
Adjustments for non-cash items:
Depreciation	183	175
Share-based compensation	3,102	1,818
Share of income in associate	-	(295)
Gain on revaluation of derivative liabilities	(1,342)	(2,893)
Deferred income tax expense (recovery)	2,812	(2,136)
Others	39	(2)
Net changes in non-cash working capital items:
Other assets	38	30
Incomes taxes receivable	231	-
Prepaid expenses and deposits	(558)	104
Accounts payable and accrued liabilities	(295)	16
Incomes taxes payable	-	(579)
Due to related parties	(242)	(243)
Cash used in operating activities	(12,573)	(8,619)

Investing activities
Return of reclamation deposits	494	-
Investment in joint venture	(7)	-
Purchase of equipment	(544)	-
Proceeds from share sales of investment in associate, net of transaction costs	-	192
Payments for restricted deposits	(1,309)	-
Cash (used in) generated from investing activities	(1,366)	192

Financing activities
Net proceeds from At-the-Market offering, net of issuance costs	9,871	1,835
Net proceeds from US GoldMining At-the-Market offering, net of issuance costs	950	877
Proceeds from US GoldMining warrant exercises, net of issuance costs	103	-
Proceeds from common shares issued upon exercise of options	271	-
Cash paid for withholding taxes on restricted share rights vested	(508)	-
Payment of lease liabilities	(61)	(59)
Cash generated from financing activities	10,626	2,653

Effect of exchange rate changes on cash	(242)	(83)

Net decrease in cash and cash equivalents and restricted cash	(3,555)	(5,857)
Cash and cash equivalents and restricted cash
Beginning of period	24,997	12,002
End of period	21,442	6,145

Supplemental cash flow disclosure:
Cash (received) paid for income taxes	(229)	503

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009, and continued under the Canada Business Corporations Act (Canada) on December 6, 2016. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), completed its initial public offering (the "Offering") (Note 10.1). U.S. GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares (the "U.S. GoldMining Shares") are listed on the Nasdaq Capital Market ("Nasdaq") under the symbols "USGO".

2.	Basis of Preparation

2.1         Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in Note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2025 and 2024. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three and six months ended May 31, 2026, were authorised for issue by the Company's Board of Directors (the "Board") on July 14, 2026.

2.2         Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make accounting policy judgments, make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

2.3         New Accounting Standards Issued but not effective

The following are amendments to the accounting standards that have been issued but are not mandatory for the current period and have not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. In May 2024, the International Accounting Standards Board ("IASB") issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

Amendments to IAS 28- In June 2026, the IASB issued Amendments to the Fair Value Option for Investments in Associates and Joint Ventures, which clarified which entities are eligible to measure investments in associates and joint ventures at fair value under IAS 28 Investment in Associates and Joint Ventures.  The exemption from applying the equity method in IAS 28 allows eligible entities to make an election to measure investments in associates and joint ventures at fair value through profit or loss.  This election has to be made separately for each associate or joint venture at initial recognition.  These amendments address stakeholders’ concerns about the diversity in practice when determining the scope of entities eligible to apply the Fair Value Option.  This diversity has become increasingly important because the measurement at either fair value or using the equity method affects the classification of income and expenses in the statement of profit or loss under IFRS 18 "Presentation and Disclosure in Financial Statements", in either the operating or the investing category.  The amendments are effective when an entity first applies IFRS 18, which will be for annual reporting periods beginning on or after January 1, 2027, or earlier if IFRS 18 is early adopted. Management is currently assessing the effect of these amendments on our financial statements.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3.	Revisions to Comparative Financial Information

During the quarter ended May 31, 2026, the Company reassessed the accounting for the warrants issued by U.S. GoldMining in connection with its initial public offering on April 24, 2023. The U.S. GoldMining warrants ("U.S. GoldMining Warrants") were originally classified as equity instruments. Based on the reassessment, management concluded that, as of the issuance date, the warrants did not meet the "fixed-for-fixed" criterion in IAS 32, Financial Instruments: Presentation, because the warrant agreement permits cashless exercise under certain circumstances. As a result, the warrants should have been classified as derivative financial liabilities measured at fair value through profit or loss from inception rather than equity instruments.

Accordingly, the Company has revised its previously reported comparative financial information to reflect the appropriate classification and measurement of the U.S. GoldMining warrants. The revision resulted in the recognition of derivative financial liabilities upon issuance of the warrants, with subsequent changes in fair value recognized in the consolidated statements of net loss.

The effects of the revision on the previously reported comparative financial information are summarized below:

Consolidated statements of financial position – Revised

As at December 1, 2024

	As at November 30,
	2024 (as reported)	Adjustments	2024 (as revised)
Liabilities
Derivative liabilities	-	5,115	5,115
Current liabilities	4,235	5,115	9,350
Total liabilities	5,800	5,115	10,915

Equity
Accumulated deficit	(4,436)	(3,946)	(8,382)
Accumulated other comprehensive income	(86,731)	(199)	(86,930)
Total equity attributable to shareholders of the Company	113,759	(4,145)	109,614
Non-controlling interests	1,402	(970)	432
Total equity	115,161	(5,115)	110,046

As at May 31, 2025

	As at May 31,
	2025 (as reported)	Adjustments	2025 (as revised)
Liabilities
Derivative liabilities	-	2,228	2,228
Current liabilities	3,430	2,228	5,658
Total liabilities	4,989	2,228	7,217

Equity
Accumulated deficit	(10,219)	(1,591)	(11,810)
Accumulated other comprehensive income	(73,650)	(205)	(73,855)
Total equity attributable to shareholders of the Company	124,155	(1,796)	122,359
Non-controlling interests	1,093	(432)	661
Total equity	125,248	(2,228)	123,020

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

As at November 30, 2025

	As at November 30,
	2025 (as reported)	Adjustments	2025 (as revised)
Liabilities
Derivative liabilities	-	1,598	1,598
Current liabilities	2,910	1,598	4,508
Total liabilities	8,362	1,598	9,960

Equity
Accumulated deficit	(7,703)	(1,015)	(8,718)
Accumulated other comprehensive income	4,825	(198)	4,627
Total equity attributable to shareholders of the Company	226,793	(1,213)	225,580
Non-controlling interests	2,806	(385)	2,421
Total equity	229,599	(1,598)	228,001

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Consolidated statements of comprehensive income (loss) – Revised

For the three months ended May 31, 2025

	For the three months ended
	May 31
	2025 (as reported)	Adjustments	2025 (as revised)
Other items
Gain on revaluation of derivative liabilities	-	810	810
Net loss for the period before taxes	(4,255)	810	(3,445)
Net loss for the period	(2,616)	810	(1,806)

Attributable to:
Shareholders of the Company	(2,368)	635	(1,733)
Non-controlling interests	(248)	175	(73)
Net loss for the period	(2,616)	810	(1,806)

Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments	(2,763)	149	(2,614)
Total comprehensive income for the period	5,335	959	6,294
Attributable to:
Shareholders of the Company	5,645	784	6,429
Non-controlling interests	(310)	175	(135)
Total comprehensive income for the period	5,335	959	6,294

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

For the six months ended May 31, 2025

	For the six months ended
	May 31
	2025 (as reported)	Adjustments	2025 (as revised)
Other items
Gain on revaluation of derivative liabilities	-	2,893	2,893
Net loss for the period before taxes	(9,725)	2,893	(6,832)
Net loss for the period	(7,507)	2,893	(4,614)

Attributable to:
Shareholders of the Company	(6,914)	2,355	(4,559)
Non-controlling interests	(593)	538	(55)
Net loss for the period	(7,507)	2,893	(4,614)

Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments	(638)	(6)	(644)
Total comprehensive income for the period	5,556	2,887	8,443
Attributable to:
Shareholders of the Company	6,167	2,349	8,516
Non-controlling interests	(611)	538	(73)
Total comprehensive income for the period	5,556	2,887	8,443

Net loss per share, basic and diluted	(0.04)	0.02	(0.02)

Consolidated statements of cash flows for the six months ended May 31, 2025 – Revised

The revision had no impact on the Company's cash used in operating activities, cash generated from (used in) investing and cash generated from financing activities for the six months ended May 31, 2025. The adjustment relates solely to the presentation of non-cash items within the consolidated statement of cash flows.

	For the six months ended
	May 31
	2025 (as reported)	Adjustments	2025 (as revised)
Net loss for the period	(7,507)	2,893	(4,614)
Adjustments for non-cash items:
Gain on revaluation of derivative liabilities	-	(2,893)	(2,893)
Cash used in operating activities	(8,619)	-	(8,619)

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

4.	Cash and Cash Equivalents

	May 31,	November 30,
	2026	2025
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	7,922	4,396
Term deposits	13,520	20,541
Total	21,442	24,937

5.	Restricted deposits

	May 31,	November 30,
	2026	2025
	($)	($)
Restricted deposits consists of:
Guaranteed investment certificate	1,250	-
Term deposits held as security for corporate credit cards	59	-
Total	1,309	-

On January 19, 2026, a subsidiary of the Company entered into a $1,250 credit facility with The Toronto-Dominion Bank, secured by a one-year cashable guaranteed investment certificate. Subsequently, on February 20, 2026, the subsidiary issued an irrevocable letter of credit in the amount of $985 to the Minister of Crown Indigenous Relations and Northern Affairs Canada in connection with the receipt of certain land use and water permits for the Yellowknife Gold Project.

6.	Short-term investments

As of May 31, 2026, the Company's short-term investments consist of equity securities held in NevGold Corp. ("NevGold"), Galleon Gold Corp. ("Galleon") and Australian Mines Limited ("AUZ") measured at FVTOCI. Short-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

During the year ended November 30, 2025, the Company received 84,429,563 in ordinary shares of AUZ with an initial fair value of $607, pursuant to an earn-in agreement with AUZ relating to the Company's Boa Vista Project.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following tables outline the movement of the Company's short-term investments during the six months ended May 31, 2026, and year ended November 30, 2025:

	As at May 31,	As at November 30,			As at May 31,
	2026	2025			2026
	Number of shares	Fair value ($)	Unrealized Gains (FVTOCI) ($)	Reclassified from long- term investments ($)	Fair Value ($)
Investment in AUZ	84,429,563	1,313	946	-	2,259
Investment in Galleon	100,000	70	37	-	107
Investment in NevGold(1)	19,073,350	-	32,997	24,795	57,792
		1,383	33,980	24,795	60,158

	As at November 30,	As at November 30,			As at November 30,
	2025	2024			2025
	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (FVTOCI) ($)	Fair Value ($)
Investment in AUZ	84,429,563	-	607	706	1,313
Investment in Galleon	100,000	18	-	52	70
		18	607	758	1,383

(1) On February 28, 2026, investment in NevGold with a fair value of $24,795 (Note 9) was reclassified from long-term investments to short-term investments. However, subject to certain customary exceptions, the NevGold Shares remain subject to a hold period until February 27, 2027.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7.	Exploration and Evaluation Assets

	For the six months ended
	May 31,
	2026	2025
	($)	($)

Balance at the beginning of period	57,998	56,547
Change in reclamation estimate	(41)	39
Foreign currency translation adjustments	40	(472)
Balance at the end of period	57,997	56,114

Exploration and evaluation assets on a project basis are as follows:

	May 31,	November 30,
	2026	2025
	($)	($)
La Mina	15,495	15,695
Titiribi	12,371	12,531
Yellowknife	7,396	7,419
Crucero	7,358	7,452
Cachoeira	6,442	6,171
São Jorge	5,428	5,199
Yarumalito	1,712	1,733
Whistler	1,072	1,104
Surubim	265	254
Batistão	244	234
Montes Áureos and Trinta	186	178
Rea	28	28
Total	57,997	57,998

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Exploration Expenses

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the three months ended		For the six months ended
	May 31,		May 31,
	2026	2025	2026	2025
	($)	($)	($)	($)
Whistler	1,673	360	2,166	504
São Jorge	779	392	1,396	548
Titiribi	141	167	295	276
Yarumalito	181	37	253	63
La Mina	174	54	224	97
Yellowknife	59	7	180	29
Crucero	42	-	105	1
Cachoeira	94	12	97	22
Rea	6	10	11	30
Total	3,149	1,039	4,727	1,570

8.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2024	1,107	2,433	217	451	398	623	5,229
Disposition	-	-	(1)	-	-	-	(1)
Impact of foreign currency translation	(3)	(6)	6	4	2	-	3
Balance at November 30, 2025	1,104	2,427	222	455	400	623	5,231
Additions	-	-	-	-	432	112	544
Impact of foreign currency translation	(14)	(31)	2	(2)	(4)	(7)	(56)
Balance at May 31, 2026	1,090	2,396	224	453	828	728	5,719

Accumulated Depreciation
Balance at November 30, 2024	-	947	206	83	271	422	1,929
Depreciation	-	160	5	91	30	60	346
Disposition	-	-	(1)	-	-	-	(1)
Impact of foreign currency translation	-	(5)	6	1	2	-	4
Balance at November 30, 2025	-	1,102	216	175	303	482	2,278
Depreciation	-	78	2	46	21	36	183
Impact of foreign currency translation	-	(14)	2	(1)	(2)	(5)	(20)
Balance at May 31, 2026	-	1,166	220	220	322	513	2,441

Net Book Value
At November 30, 2025	1,104	1,325	6	280	97	141	2,953
At May 31, 2026	1,090	1,230	4	233	506	215	3,278

9.	Long-term Investments

As of May 31, 2026, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC") measured at FVTOCI. Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Refer to tables below for movement in long-term investments measured at FVTOCI.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

During the year ended November 30, 2025, the Company's investment in NevGold was reclassified from investment in associate to investment measured through FVTOCI.

The following tables outline the movement of the Company's long-term investments during the six months ended May 31, 2026, and year ended November 30, 2025:

	As at May 31,	As at November 30,			As at May 31,
	2026	2025			2026
	Number of shares	Fair value ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Reclassified to short-term invesmtnets ($)	Fair Value ($)
Investment in GRC	21,533,125	132,091	(35,545)	-	96,546
Investment in NevGold(1)	-	16,212	8,583	(24,795)	-
		148,303	(26,962)	(24,795)	96,546

	As at November 30,	As at November 30,				As at November 30,
	2025	2024				2025
	Number of shares	Fair value ($)	Additions ($)	Disposals ($)	Unrealized Gains (FVTOCI) ($)	Fair Value ($)
Investment in GRC	21,533,125	38,906	-	-	93,185	132,091
Investment in NevGold	19,073,350	-	5,982	(875)	11,105	16,212
		38,906	5,982	(875)	104,290	148,303

(1) On February 28, 2026, investment in NevGold with a fair value of $24,795 (Note 6) was reclassified from long-term investments to short-term investments.

10.	Share Capital

10.1         Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Programs

Under the Company's December 2025 at-the-market equity program (the "ATM Program") the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares to the public from time to time, through the Agents, at the Company's discretion at the market price on the TSX or the NYSE, as applicable, at the time of sale

During the six months ended May 31, 2026, the Company issued 4,770,576 common shares under the ATM Program for gross proceeds of $10,125, with aggregate commissions paid to agents of $254.

During the six months ended May 31, 2025, the Company issued 1,675,879 common shares under the ATM Program for gross proceeds of $1,882, with aggregate commissions paid to agents of $47.

Flow-Through Share Financing

On June 6, 2025, the Company completed a non-brokered private placement of 373,135 common shares, which qualify as flow-through shares within the meaning of the Income Tax Act (Canada) (each a "FT Share") at a price of $1.34 per FT Share for gross proceeds of $500.  The Company used an amount equal to the gross proceeds from the sale of the FT Shares to incur eligible Canadian exploration expenses that qualify as flow-through mining expenditures, as such terms are defined in the Income Tax Act (Canada) in relation to the Company's Yellowknife Gold Project, on or before December 31, 2025.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

A fair value of $101 was assigned to the flow-through premium liability based on the residual value method. The Company recognized a flow-through recovery of $101 associated with eligible exploration expenditures during the year ended November 30, 2025. As of November 30, 2025 and May 31, 2026, the remaining flow-through premium liability is $nil.

10.2          Reserves

	Restricted Share Rights ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2024	18	10,491	3,541	14,050
Restricted share rights vested	(497)	-	-	(497)
Share-based compensation	719	543	-	1,262
Balance at May 31, 2025	240	11,034	3,541	14,815
Options exercised	-	(512)	-	(512)
Restricted share rights vested	(465)	-	-	(465)
Share-based compensation	232	716	-	948
Balance at November 30, 2025	7	11,238	3,541	14,786
Options exercised	-	(121)	-	(121)
Restricted share rights vested	(570)	-	-	(570)
Share-based compensation	554	916	-	1,470
Balance at May 31, 2026	(9)	12,033	3,541	15,565

10.3         Share Options

The Company's share option plan (the "Option Plan") was approved by the Board on January 28, 2011, and on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022, the Option Plan was amended and restated (the "Amended and Restated Option Plan").  The Amended and Restated Option Plan was approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 15, 2025.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2024	15,481,429	1.61
Granted	250,000	1.24
Forfeited	(227,500)	1.75
Balance at May 31, 2025	15,503,929	1.60
Granted	2,797,000	1.94
Exercised	(1,091,984)	1.30
Forfeited	(17,500)	1.19
Expired	(1,925,000)	2.82
Balance at November 30, 2025	15,266,445	1.53
Granted	289,200	2.12
Exercised(1)	(250,000)	1.38
Forfeited	(31,500)	1.76
Balance at May 31, 2026	15,274,145	1.54

(1)

During the three and six months ended May 31, 2026, the Company issued 185,000 and 210,962 common shares, respectively, at weighted average trading prices of $2.14 and $2.08, respectively. The common shares were issued pursuant to the exercise of 250,000 share options, of which 25,962 common shares were issued pursuant to the exercise of 65,000 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended May 31, 2026	Six months ended May 31, 2025
Risk-free interest rate	2.58%	2.59%
Expected life (years)	2.87	2.81
Expected volatility	44.94%	41.66%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	5.99%	0.27%

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable as of May 31, 2026, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$1.09 - $1.18	3,000,000	1.09	2.40	3,000,000	1.09	2.40
$1.19 - $1.59	2,863,750	1.22	3.21	2,863,750	1.22	3.21
$1.60 - $1.72	3,811,750	1.60	1.48	3,811,750	1.60	1.48
$1.73 - $1.89	2,367,500	1.83	0.45	2,367,500	1.83	0.45
$1.90 - $2.34	3,231,145	1.96	4.32	1,627,745	1.96	4.12
	15,274,145	1.54	2.43	13,670,745	1.49	2.18

The amount of share-based compensation expense recognized for Options during the three and six months ended May 31, 2026, was $417 and $916 (three and six months ended May 31, 2025: $276 and $543), with the fair value estimated using the Black-Scholes option pricing model.

10.4         Restricted Share Rights

The Company's restricted share rights plan (the "RSRP") was approved by the Board on November 27, 2018, and amended and restated on March 28, 2025. Pursuant to the terms of the RSRP, the Board may designate directors, senior officers, employees and consultants of the Company, eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSRP was approved by the Company's shareholders in accordance with its terms at the Company's Annual General and Special Meeting held on May 15, 2025.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company settles the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of common shares from treasury.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2024	765,165	1.19
Vested	(417,615)	1.19
Forfeited	(6,500)	1.19
Balance at May 31, 2025	341,050	1.19
Granted	379,840	1.94
Vested	(371,204)	1.25
Balance at November 30, 2025	349,686	1.94
Granted	10,000	1.90
Vested(1)(2)	(200,571)	1.94
Forfeited	(2,275)	1.94
Balance at May 31, 2026	156,840	1.94

(1)

During the six months ended May 31, 2026, 418,750 RSRs, which vested during the year ended November 30, 2025, were net settled, resulting in the issuance of 195,329 GoldMining Shares, with the remaining RSRs used to settle payroll withholding taxes.

(2)

During the six months ended May 31, 2026, 73,420 RSRs, which vested during the six months ended May 31, 2026, were net settled, resulting in the issuance of 57,445 GoldMining Shares, with the remaining RSRs used to settle payroll withholding taxes.

The amount of share-based compensation expense recognized for RSRs during the three and six months ended May 31, 2026, was $212 and $554 (three and six months ended May 31, 2025: $256 and $719).

11.	Non-Controlling Interests

11.1         U.S. GoldMining equity transactions

In May 2026, GoldMining exercised 122,490 U.S. GoldMining Warrants at an exercise price of US$13 per warrant for a total exercise cost of $2,190 (US$1.59 million) and received 122,490 U.S. GoldMining Shares.

As at May 31, 2026, GoldMining held 10,000,751 U.S. GoldMining Shares, or approximately 74.1% of U.S. GoldMining's outstanding common shares, and has common management of U.S. GoldMining. The Company concluded that subsequent to U.S. GoldMining's Offering, it has control over U.S. GoldMining and as a result, continues to consolidate the entity. U.S. GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive income (loss), with net loss and comprehensive loss attributable to U.S. GoldMining separately disclosed as being attributable to NCI. The NCI in U.S. GoldMining's net assets is reflected in the condensed consolidated interim statements of financial position and the condensed consolidated interim statements of changes in equity. The NCI in these condensed consolidated interim financial statements of $2,572 as at May 31, 2026, solely relates to U.S. GoldMining.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following table shows the assets and liabilities of U.S. GoldMining:

	As at May 31,	As at November 30,
	2026	2025 (revised)
	($)	($)
Assets
Cash and cash equivalents	8,165	10,193
Restricted cash	-	60
Restricted deposits	59	-
Prepaid expenses and deposits	377	122
Other assets	102	100
Land, property and equipment	1,701	1,312
Exploration and evaluation assets	60	79
	10,464	11,866

Liabilities
Accounts payable and accrued liabilities	459	446
Withholding taxes payable	-	253
Rehabilitation provisions	445	461
Lease liability	104	124
Derivative liabilities	-	1,598
	1,008	2,882

Refer to segmented information Note 15 for a breakdown of U.S. GoldMining's net loss.

The following table summarizes U.S. GoldMining's cash flow activities during the six months ended May 31, 2026 and 2025:

	For the six months ended	For the six months ended
	May 31, 2026	May 31, 2025
	($)	($)
Cash used in operating activities	(4,564)	(2,384)
Cash used in investing activities	(600)	-
Cash generated from financing activities	3,217	852

Effect of exchange rate changes on cash	(141)	(56)

Net decrease in cash and cash equivalents and restricted cash	(2,088)	(1,588)
Cash and cash equivalents and restricted cash
Beginning of period	10,253	5,666
End of period	8,165	4,078

U.S. GoldMining At-the-Market Equity Program

On December 12, 2025, U.S. GoldMining filed a prospectus supplement to increase its at-the-market equity program (the "U.S. GoldMining ATM Program") capacity by US$6.1 million, excluding approximately US$10.1 million in shares previously sold under the program prior to a filing on December 12, 2025.

On June 26, 2026, U.S. GoldMining filed a prospectus supplement to reduce the maximum amount of U.S. GoldMining Shares issuable pursuant to the U.S. GoldMining Offering Agreement to approximately US$2.1 million of U.S. GoldMining Shares.

On July 6, 2026, U.S. GoldMining filed a prospectus supplement to increase the maximum number of U.S. GoldMining Shares issuable pursuant to the U.S. GoldMining Offering Agreement to approximately US$4.2 million of U.S. GoldMining Shares, which does not include the U.S. GoldMining Shares that were sold pursuant to the U.S. GoldMining ATM Program prior to July 6, 2026, having an aggregate gross sales price of approximately US$10.7 million.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

During the six months ended May 31, 2026, U.S. GoldMining sold 61,515 common shares under the U.S. GoldMining ATM Program, for gross proceeds of $979 (US$0.71 million). As a result, the Company recorded a dilution gain in equity of $701, or $679 net of agents' fees and issuance costs.

During the six months ended May 31, 2025, U.S. GoldMining sold 58,732 common shares under the U.S. GoldMining ATM Program, for gross proceeds of $903 (US$0.64 million). As a result, the Company recorded a dilution gain in equity of $707, or $686 net of agents' fees and issuance costs.

11.2          U.S. GoldMining Stock Options

On February 6, 2023, U.S. GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards.

The following outlines the movements in U.S. GoldMining's stock options:

	Number of Options	Weighted Average Exercise Price (US$)
Balance at November 30, 2024	185,550	10.00
Granted	140,500	10.00
Exercised	(20,000)	10.00
Forfeited	(12,500)	10.00
Balance at May 31, 2025	293,550	10.00
Exercised	(13,750)	10.00
Balance at November 30, 2025	279,800	10.00
Granted	155,500	9.55
Forfeited	(5,800)	9.79
Balance at May 31, 2026	429,500 (1)	9.84

(1) As at May 31, 2026, outstanding U.S. GoldMining stock options have a weighted average remaining contractual life of 3.50 years.

The fair value of U.S. GoldMining stock options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Six months ended May 31, 2026	Six months ended May 31, 2025
Share price at grant date	US$9.55	US$8.74
Risk-free interest rate	3.51%	4.32%
Expected life (years)	3.00	3.00
Expected volatility(1)	56.95%	55.45%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.00%	0.00%

(1) As there was limited trading history of U.S. GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector U.S. GoldMining operates over a period similar to the expected life of the stock options.

During the three and six months ended May 31, 2026, U.S. GoldMining recognized a share-based compensation expense of $236 and $601 (three and six months ended May 31, 2025: $141 and $432) for stock options granted.

11.3          U.S. GoldMining Restricted Shares

On September 23, 2022, U.S. GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock to certain of U.S. GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023 and September 13, 2025.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to U.S. GoldMining without the requirement of any further consideration. As at May 31, 2026, 254,000 Restricted Shares remain outstanding and are subject to certain performance conditions.

During the three and six months ended May 31, 2026, U.S. GoldMining recognized a share-based compensation expense of $301 and $851 (three and six months ended May 31, 2025: an expense of $3 and a recovery of $1), related to U.S. GoldMining's Restricted Shares.

11.4         U.S. GoldMining Restricted Share Units

U.S. GoldMining's restricted share units ("RSUs") vest in four equal annual instalments during the recipient's continual service with U.S. GoldMining. The compensation expense is calculated based on the fair value of the RSUs as determined by the closing value of U.S. GoldMining's common stock at the date of the grant. The compensation expense is recognized over the vesting period of the RSUs.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines the movements in U.S. GoldMining's RSUs:

	Number of RSUs	Weighted Average Value (US$)
Balance at November 30, 2024	-	-
Granted	15,050	8.32
Vested	(3,763)	8.32
Forfeited	(600)	8.32
Balance at May 31, 2025	10,687	8.32
Granted	5,000	9.25
Vested	(7,126)	8.32
Balance at November 30, 2025	8,561	8.86
Granted	16,200	9.40
Vested	(9,986)	8.98
Forfeited	(500)	9.40
Balance at May 31, 2026	14,275	9.37

Share-based compensation of $74 (US$0.05 million) and $180 (US$0.13 million) was recognized for the three and six months ended May 31, 2026 (three and six months ended May 31, 2025: $54 (US$0.04 million) and $125 (US$0.09 million)), related to U.S. GoldMining's RSUs.

11.5          U.S. GoldMining Warrants

The following outlines the movements in U.S. GoldMining's common stock purchase warrants:

	Number of Warrants	Weighted Average Exercise Price (US$)
Balance at November 30, 2024, May 31, 2025, and November 30, 2025	1,740,992	13.00
Exercised(1)	(455,837)	13.00
Expired	(1,285,155)	13.00
Balance at May 31, 2026	-	-
(1)

During the six months ended May 31, 2026, 455,837 U.S. GoldMining Warrants were exercised. Of this amount, U.S GoldMining issued 130,823 U.S. GoldMining Shares on a cash basis (see note 11.1) in addition to, 15,107 U.S. GoldMining Shares that were issued on a cashless basis in accordance with the terms of the warrant agreement related to 325,014 U.S. GoldMining Warrants.

12.	Derivative Liabilities

The Company's derivative liabilities are related to U.S. GoldMining Warrants (see Note 11.5).   The fair value of the derivative liabilities was determined based on the quoted market price of the publicly traded warrants (symbol: ‘USGOW’) on the Nasdaq Capital Market. As the warrants were traded in an active market, the fair value measurement is classified as Level 1 within the fair value hierarchy. During the quarter ended May 31, 2026, the Company revised its accounting treatment for the U.S. GoldMining Warrants and retrospectively reclassified the warrants from equity instruments to derivative warrant liabilities (see Note 3).

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The movement in derivative liabilities is as follows:

	For the six months ended
	May 31,
	2026	2025
	($)	($)
Balance at the beginning of period	1,598	5,115
Warrant exercised	(227)	-
Change in fair value during the period	(1,342)	(2,893)
Impact of foreign currency translation	(29)	6
Balance at the end of period	-	2,228

13.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, restricted deposits, short-term investments, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, restricted deposits, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

13.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

13.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors its foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated financial assets are as follows:

	As at May 31,	As at November 30,
	2026	2025
	($)	($)
Assets
United States Dollar	116,260	156,047
Australian Dollar	2,259	1,313
Colombian Peso	761	307
Total	119,280	157,667

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $370.

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at May 31, 2026, would have an impact, net of tax, of approximately $8,352 on other comprehensive income for the six months ended May 31, 2026. The impact of a Canadian dollar change of 10% against the United States dollar on the Company's other financial instruments based on balances at May 31, 2026, would have an impact of $1,934 on net loss for the six months ended May 31, 2026.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

13.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk is limited as it has no long-term debt. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash, restricted deposits and term deposits, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents and restricted cash are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

13.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents, restricted deposits and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. Substantially all of our cash and cash equivalents held with financial institutions exceeds government insured limits. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents, restricted cash and restricted deposits in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors the financial institutions where its deposits are held.

13.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at May 31, 2026, the Company has working capital (current assets less current liabilities) of $82,091.  The Company's prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents of $8,165 and other current assets of $538 are not available for use by GoldMining or other subsidiaries of GoldMining (Note 11.1).

The Company has current cash, cash equivalent balances and access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal.

As of May 31, 2026, the Company owns securities in the following publicly listed companies:

Equity Holdings	Exchange	Number of Securities	Fair Value(1)
U.S. GoldMining	NASDAQ	10,000,751 shares	$140.7 million (US$102.0 million)
Gold Royalty Corp.	NYSE American	21,533,125 shares	$96.5 million (US$70.0 million)
NevGold	TSX-V	19,073,350 shares	$57.8 million(2)
Australian Mines Limited	ASX	84,429,563 shares	$2.3 million (AUD$2.3 million)
Galleon Gold Corp.	TSX-V	100,000 shares	$0.1 million
(1)	Fair values based upon the closing price of the applicable securities as of May 31, 2026.
(2)	Standstill agreement in place until February 27, 2027 (Note 6).

GoldMining believes that, taking into account its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC, NevGold, AUZ and Galleon shares, and access to its ATM Program, it will be able to meet its working capital requirements for the next twelve months commencing from the date that the condensed consolidated interim financial statements are issued.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

13.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its short-term and long-term investments ("Equity Investments"). The Company does not actively trade its Equity Investments. The share prices of Equity Investments are impacted by various underlying factors including commodity prices. Based on the Company's Equity Investments held as at May 31, 2026, a 10% change in the share prices of its Equity Investments would have an impact, net of tax, of approximately $13,555 on other comprehensive loss for the six months ended May 31, 2026.

14.	Related Party Transactions

14.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

●

During the three and six months ended May 31, 2026, the Company incurred $4 and $7 (three and six months ended May 31, 2025: $4 and $8) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended May 31, 2026, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

14.2         Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and six months ended May 31, 2026:

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2026	2025	2026	2025
	($)	($)	($)	($)
Management fees	52	47	103	95
Director and officer fees	74	111	189	228
Share-based compensation	604	326	1,598	850
Total	730	484	1,890	1,173

As at May 31, 2026, $26 was payable to key management personnel for services provided to the Company (November 30, 2025: $267). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

15.	Segmented Information

The Company conducts its business in the acquisition, exploration and development of mineral properties as two operating segments, with U.S. GoldMining being one distinct operating segment, and all other subsidiaries, or "Others" being the second operating segment. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets
	As at May 31,	As at November 30,
	2026	2025
	($)	($)
Canada	104,339	156,661
Colombia	30,891	31,308
Brazil	13,221	12,665
Peru	7,358	7,452
United States	2,669	2,291
Total	158,478	210,377

	Total operating loss		Total operating loss
	For the three months ended		For the six months ended
	May 31, 2026	May 31, 2025	May 31, 2026	May 31, 2025
	($)	($)	($)	($)
Canada	2,316	2,066	5,756	5,467
United States	3,398	987	5,713	2,512
Brazil	1,404	805	2,399	1,088
Colombia	715	453	1,221	809
Peru	43	6	72	26
Total	7,876	4,317	15,161	9,902

The Company's total assets, liabilities, operating loss and net loss for its two operating segments, U.S. GoldMining and others are detailed in the three tables below:

	Total assets		Total liabilities
	As at May 31,	As at November 30,	As at May 31,	As at November 30,
	2026	2025	2026	2025
	($)	($)	($)	($)
U.S. GoldMining(1)	11,476	12,891	1,008	2,882
Others(2)	231,217	225,070	12,496	7,078
Total	242,693	237,961	13,504	9,960

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended May 31, 2026			For the three months ended May 31, 2025
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Operating expenses
Consulting fees	-	131	131	7	108	115
Depreciation	71	23	94	64	23	87
Directors' fees, employee salaries and benefits	156	705	861	145	437	582
Exploration expenses	1,673	1,476	3,149	360	679	1,039
General and administrative	851	938	1,789	390	1,366	1,756
Professional fees	283	324	607	187	356	543
Share-based compensation	612	627	1,239	198	523	721
Share of income in associate	-	-	-	-	(527)	(527)
Share of loss on investment in joint venture	-	6	6	-	1	1
	3,646	4,230	7,876	1,351	2,966	4,317
Operating loss	(3,646)	(4,230)	(7,876)	(1,351)	(2,966)	(4,317)

Other items
Interest income	55	116	171	42	11	53
Gain on sales of investment in associate	-	-	-	-	41	41
Gain on revaluation of derivative liabilities	1,865	-	1,865	810	-	810
Other expenses	(7)	(10)	(17)	(8)	(34)	(42)
Net foreign exchange gain (loss)	(5)	157	152	-	10	10
Net loss for the period before taxes	(1,738)	(3,967)	(5,705)	(507)	(2,938)	(3,445)
Current income tax expense	-	(2)	(2)	-	(35)	(35)
Deferred income tax recovery (expense)	-	(3,065)	(3,065)	-	1,674	1,674
Net loss for the period	(1,738)	(7,034)	(8,772)	(507)	(1,299)	(1,806)

	For the six months ended May 31, 2026			For the six months ended May 31, 2025
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Operating expenses
Consulting fees	-	239	239	17	166	183
Depreciation	137	46	183	128	47	175
Directors' fees, employee salaries and benefits	342	1,332	1,674	313	864	1,177
Exploration expenses	2,166	2,561	4,727	504	1,066	1,570
General and administrative	1,435	2,541	3,976	1,312	2,462	3,774
Professional fees	509	745	1,254	376	1,118	1,494
Share-based compensation	1,633	1,469	3,102	556	1,262	1,818
Share of income in associate	-	-	-	-	(295)	(295)
Share of loss on investment in joint venture	-	6	6	-	6	6
	6,222	8,939	15,161	3,206	6,696	9,902
Operating loss	(6,222)	(8,939)	(15,161)	(3,206)	(6,696)	(9,902)

Other items
Interest income	140	254	394	93	46	139
Gain on sales of investment in associate	-	-	-	-	41	41
Gain on revaluation of derivative liabilities	1,342	-	1,342	2,893	-	2,893
Other expenses	(15)	(19)	(34)	(17)	(40)	(57)
Net foreign exchange gain (loss)	(8)	(260)	(268)	(1)	55	54
Net loss for the period before taxes	(4,763)	(8,964)	(13,727)	(238)	(6,594)	(6,832)
Current income tax recovery (expense)	-	(2)	(2)	(5)	87	82
Deferred income tax recovery (expense)	-	(2,812)	(2,812)	-	2,136	2,136
Net loss for the period	(4,763)	(11,778)	(16,541)	(243)	(4,371)	(4,614)

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

16.	Commitments

Surubim Project

Altoro Agreement– Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the Brazilian National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Gold-Copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into a single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020, September 27, 2022, May 10, 2024, September 13, 2024 October 9, 2025, March 5, 2026 and June 25, 2026, the Company's subsidiary can acquire surface rights over a portion of the La Garrucha concession by making a final payment of US$100,000 on or before September 30, 2026.

Whistler Project

In March 2026, U.S. GoldMining entered into an agreement with a technical consultant for the management and execution of an exploration program for the Whistler Project in 2026, which may be adjusted, paused, postponed or terminated by either party with 30 days written notice.

Yarumalito Project

As part of the approved Programa de Trabajo y Obras, the Company has the commitment with Agencia Nacional de Minería to complete a drilling campaign of 1,200 meters in 2026.

The following table summarizes the Company's contractual obligations (excluding commitments for long-term leases disclosed as lease liabilities) as at May 31, 2026, including payments due for each of the next five years and thereafter.

	Amount ($)
Due within 1 year	315
1 – 3 years	120
3 – 5 years	-
More than 5 years	-
Total	435	(1)

(1) Includes $9 related to low value assets, $217 related to short-term leases and $209 related to non-lease components of leases on the date of inception of each lease agreement.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at May 31, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets or non-lease components of operating leases, are disclosed as lease liabilities.

17.	Subsequent Event

On June 26, 2026, U.S. GoldMining entered into a securities purchase agreement with an institutional investor, pursuant to which U.S. GoldMining agreed to issue and sell in a registered direct offering 522,876 U.S. GoldMining Shares, at a purchase price of US$7.65 per share. The gross proceeds to U.S. GoldMining from the registered direct offering were approximately $5.7 million (US$4.0 million). No commissions were payable in connection with the offering. The transaction closed on June 29, 2026.